November 15, 2017

Mr. William H. Thompson
Accounting Branch Chief Office of Consumer Products

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED NOVEMBER 6, 2017

Dear Mr. Thompson:

EVO Transportation & Energy Services, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated November 6, 2017 (the “Comment Letter”) regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Company’s October 13, 2017 response to the Commission’s September 14, 2017 comment letter. The Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company will respond. As discussed with the Staff, the Company respectfully requests an extension until November 22, 2017 to respond to the Comment Letter.

Should you have any questions, please do not hesitate to contact me at (877) 973-9191 or our outside counsel, Frank Bennett at Fredrikson & Byron, P.A., at (612) 492-7377. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ John P. Yeros

John P. Yeros
Chief Executive Officer

cc: Mr. Scott Stringer, Staff Accountant, Division of Corporate Finance